Exhibit 99.1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 23, 2023

To the shareholders of Rail Vision Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of Rail Vision Ltd. (the “Company”) will be held at the offices of the Company, at 15 Hatidhar St. Raanana, Israel at 15:00 PM. (Israel Time), on October 23, 2023.

The agenda of the Meeting will be to approve an amendment to the engagement terms of the Company’s CEO, Mr. Shahar Hania, including the grant of 339,974 options to Mr. Hania.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders at the close of business on September 22, 2023 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Shahar Hania
Shahar Hania Chief Executive Officer
September 14, 2023

15 Hatidhar St.

Raanana, Israel 4366517

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 23, 2023

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.01 per share, in connection with Extraordinary General Meeting of Shareholders, to be held on October 23, 2023, at 15:00 p.m. Israel time at the offices of the Company at 15 Hatidhar St. Raanana, Israel (the “Meeting”), or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Rail Vision” “RV,” “we”, “us”, “our” and the “Company” to refer to Rail Vision Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Meeting will be to approve an amendment to the engagement terms of the Company’s CEO, Mr. Shahar Hania, including the grant of 339,974 options to Mr. Hania.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” on the item on the agenda.

Record Date, Share Ownership and Quorum

Only the holders of record of ordinary shares of the Company as at the close of business on September 22, 2023 (the “Record Date”) are entitled to receive notice of and attend the Meeting and any adjournment thereof. No person shall be entitled to vote at the Meeting unless such person is registered as a shareholder of the Company on the Record Date for the Meeting.

As of the close of business on September 13, 2023, 23,986,224 ordinary shares were issued and outstanding. A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start.

If within half an hour from the time appointed for the Meeting a quorum is not present, then without any further notice the Meeting shall be adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposal.

Position Statement

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Companies Law you may do so by delivery of appropriate notice to the offices of our attorneys, Shibolet & Co. (Attention: Ron Soulema, Adv) located at 4 Its’hak Sadeh St., Tel-Aviv, Israel, not later than ten days before the convening of the Meeting (i.e. October 13, 2023). The response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. October 18, 2023).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting

Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting.

Ordinary shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 10:00 a.m., Eastern Time, on October 21, 2023, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entry in your name so that you appear as a shareholder on the records of VStock Transfer, LLC (“VStock”) (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Meeting and the proxy card will be mailed to you by VStock. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at ofer@railvision.io or Rail Vision Ltd., 15 Hatidhar St. Ra’anana, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting.

If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 10:00 a.m., Eastern Time, on October 21, 2023.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the notice of Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, http://www.railvision.io. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Vote Required for the Proposal

The approval of Proposal 1 above require the affirmative vote of a majority of the voting power present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders (other than personal interest which is not related to connections with a controlling shareholder) voted at the Meeting (excluding abstaining votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. As of the date hereof, we have no controlling shareholder within the meaning of the Companies Law. However, according to the Companies Law, if there is no shareholder who holds 50% or more of the voting rights in a company, any shareholder who holds 25% or more of the voting rights in a company will be considered a “Controlling Shareholder” with respect to approval of related party transactions. Therefore in relation to the Proposal on the agenda, Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“Knorr-Bremse”) is considered a Controlling Shareholder.

The Companies Law requires that each shareholder voting on the Proposal on the agenda will indicate whether or not the shareholder has a personal interest in the proposed resolutions. Otherwise, the shareholder is not eligible to vote on such proposals. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposal 1. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the Proposal on the agenda their vote with respect to such Proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the Meeting.

PROPOSAL 1:

AMENDMENT OF THE TERMS OF ENGAGMENT OF THE COMPANY’S CEO AND
GRNT OF OPTIONS TO THE COMPANY’S CEO

Background

Mr. Shahar Hania has served as our Chief Executive Officer since November 2020. Previously, Mr. Hania served as a member of our board of directors from November 2020 to March 2022, and as our Vice President of Research and Development from April 2016 to March 2021. Mr. Hania is an electro-optics expert with vast experience (since 1994) in the fields of combined electro-optics systems, detection, infrared systems and lasers. Mr. Hania held senior system engineering positions in Bird Aerosystems Ltd. From April 2012 to May 2016, and Elbit Systems Electro-Optics ELOP Ltd. From 2000 to 2012. Mr. Hania holds a B.Sc. in Physics and Electro-optics engineering from the Jerusalem College of Technology, Israel and a M.Sc. in electro-optics engineering from Ben-Gurion University, Israel.

On August 20, 2016, the Company entered into a service agreement with Mr. Hania (as amended on March 20, 2018, February 4, 2021, and May 29, 2022) under which he was engaged to serve as our Vice President of Research and Development from April 2016 to March 2021 and as our CEO since November 2020. In consideration for his services as our CEO, Mr. Hania is entitled to a monthly fee of NIS 84,000 (plus VAT). In addition, with the completion of the Company’s initial public offering in April 2022 (the “IPO”) the Company paid Mr. Hania a one-time IPO bonus in the amount of NIS 312,000 (plus VAT).

According to option agreements between the Company and Mr. Hania, Mr. Hania was granted on January 4, 2018 and October 13, 2020 options to purchase up to 103,708 ordinary shares of the Company (as adjusted following bonus shares distribution) at an original exercise price of US $6.1393 per-share, of which 30,800 options expired, 30,800 options are subject to vesting upon meeting sales goals until October 13, 2024 and 42,108 options are fully vested and are currently exercisable. On June 18, 2023, following approval by the Company’s Compensation Committee and Board, the Company’s Shareholders Meeting approved the amendment of the exercise price of the remaining options to US $1.85 per-share (equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our IPO).

On May 11, 2022, Mr. Hania was granted options to purchase 156,081 ordinary shares, with an exercise price per share of US $1.85. These options will vest over a three-year period as of May 11, 2022, one third of the options shall vest one year following their grant date and the remainder of the Options shall vest on a quarterly basis over a period of two (2) years.

Furthermore, Mr. Hania is included in the Company’s Directors & Officers insurance policy and was issued letters of indemnification and exculpation by the Company.

The Company’s Compensation Committee and the Board approved, subject to the approval of the Company’s shareholders, an amendment of the terms of engagement of Mr. Hania as follows (the “Proposed Amended Engagement Terms”):

(1)	to increase Mr. Hania monthly fee by NIS9,000 to an amount of NIS 93,000 (the “New Monthly Fee”), effective as of September 1, 2023;

(2)	during his engagement as the CEO of the Company, Mr. Hania may be entitled to an annual bonus of up to six (6) New Monthly Fee (the “Maximal Annual Bonus Amount”), as set out in the Company’s Remuneration Policy for the Company’s officers, based, among others, on the achievement of certain goals, as shall be determined by the Company’s Compensation Committee and the Board; and

(3)	to grant Mr. Hania options to purchase 339,974 ordinary shares at an exercise price of US $1.85 per-share, to be vested over a three-year period as of the grant date on quarterly basis.

With respect to the proposed option grant, if approved by the Company’s shareholders and granted, Mr. Hania may choose to exercise the options on a cashless basis as provided in the Company’s Company’s Amended Share Option Plan, a copy of which is filed as exhibit 4.4 to the Company’s annual report on Form 20-F for the year ended December 31, 2022, that was filed with the Commission on March 23, 2023.

The Company’s Compensation Committee and the Board further approved, subject to the approval of the Proposed Amended Engagement Terms by the Company’s shareholders, that Mr. Hania’s Maximal Annual Bonus Amount for 2023 shall be determined as follows:

1.	Mr. Hania shall be paid a bonus in the amount of NIS 84,000, as a bonus, for the execution of an agreement with Israel Railways Ltd. (“Israel Railways”) for the sale of the Company’s railway detection system to Israel Railways (the “IRW Order”). This bonus payment will be payable immediately following the approval of the Meeting and shall be considered as a pre-payment against any potential 2023 annual bonus, as detailed in section 2 below.

2.	Mr. Hania will be entitled to an annual bonus for 2023 equal to three (3) New Monthly Fees, or NIS 279,000 (the “2023 Maximal Bonus Amount”), pro-rated based on the achievement of the following goals:

2.1.	30% of the 2023 Maximal Bonus Amount will be granted following the materialization of at least six (6) new orders, commercial contracts, conducted proof of concepts or a combination thereof (collectively, the “New Orders”) within 2023 (including the IRW Order), as follows: -

2.1.1.	Six New Orders, with a potential and minimum target gross proceeds of US $9 million, would result in the full allocation of 30% of the 2023 Maximal Bonus Amount;

2.1.2.	Four New Orders, with a potential and minimum target gross proceed of US $6 million, would result in a partial allocation of 25% of the 2023 Maximal Bonus Amount; and

2.1.3.	Three New Orders, with a potential and minimum target gross proceed of US $4 million, would result in a partial allocation of 20% of the 2023 Maximal Bonus Amount.

2.2.	30% of the 2023 Maximal Bonus Amount will be granted following the successful and timely conclusion, delivery and installation of all orders ordered and agreed to be delivered in 2023.

2.3.	30% of the 2023 Maximal Bonus Amount will be granted for the introduction and conclusion of a product cost reduction process, with a target product cost reduction by 20%, as shall be approved by the Board.

2.4.	10% of the 2023 Maximal Bonus Amount will be granted for the preparation, completion and approval by the Company’s Board of a forward-looking business plan that will be prepared in consultation with the chairman of the Company’s Board, such plan to cover topics including the long-term volume and production of the Company’s products and a clear production strategy.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Proposed Amended Engagement Terms of Mr. Hania, including the grant of options to purchase 339,974 Company’s ordinary shares.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the Proposed Amended Engagement Terms of Mr. Hania, provided that one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders (other than personal interest which is not related to connections with a controlling shareholder) voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. As of the date hereof, we have no controlling shareholder within the meaning of the Companies Law. However, according to the Companies Law, if there is no shareholder who holds 50% or more of the voting rights in a company, any shareholder who holds 25% or more of the voting rights in a company will be considered a “Controlling Shareholder” with respect to approval of related party transactions. Therefore, in relation to approval of Proposal 1, Knorr-Bremse is considered a Controlling Shareholder.

The Companies Law requires that each shareholder voting on Proposal 1 will indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on such proposals. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposal 1. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposal 1 their vote with respect to such Proposal will be disqualified.

Board Recommendation

Our Board of Directors recommends a vote FOR the amendment of Mr. Hania’s terms of engagement.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Shahar Hania
Shahar Hania Chief Executive Officer
Dated: September 14, 2023